Green Star Products, Inc.

April 25, 2024

Sarah Sidwell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Green Star Products, Inc.
Offering Statement on Form 1-A Filed on March 21, 2024 File No. 024-12413

Dear Ms. Sidwell:

We are in receipt of your letter dated April 17, 2024, setting forth certain comments to the Offering Statement on Form 1-A which was filed on March 21, 2024, by Green Star Products Inc., a Utah corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Offering Statement on Form 1-A filed on March 21, 2024 General

1.	We note that you filed a Form D on March 28, 2024. Please revise to include the information required by Item 6 of Part I of Form 1-A.

Response: The Company has revised as requested.

Cover Page

2.

We note that Dennis Hopkins beneficially owns 81% of the company. If true, please revise the cover page to prominently disclose that the company will be controlled by Dennis Hopkins post-offering, disclose his total voting power and include appropriate risk factor disclosure.

Response: The Company has added the requested disclosures.

Risk Factors

As we currently purchase all of our product supply requirements from outside sources..., page 11

3.

We note your risk factor that your supply chain may be impacted by raw material shortages, plant breakdowns and other circumstances affecting your suppliers. Update your risks characterized as potential if recent supply chain disruptions have impacted your operations.

Response: The Company has added that it has not had any supply chains issues as of this Offering.

Use of Proceeds, page 20

4.

We note that there is no minimum that must be raised in the offering and that you intend to use $250,000 of the proceeds of the offering to purchase Primo Products, LLC and Healthy Products, LLC. Please revise to state the company’s plan if under $250,000 is raised in the offering.

Response: the Company has updated to include a 10% raise scenario in the Use of Proceeds.

Green Star Products, Inc.

5.

We note that you intend to use a portion of the proceeds to compensate employees, officers and directors and independent contractors. Please revise to clearly state the proceeds that will be used to compensate or otherwise make payments to your officers and directors. Refer to Instruction 2 to Item 6 of Part II of Form 1-A.

Response: The Company has revised as requested.

Business, page 23

6.

We note that both Primo Chalk and Healthy Planet Products are currently sold online. Please revise to describe the revenue-generating activities, products and/or services of each business, quantifying where possible, and disclose the amount of sales that each business has had in the last fiscal year.

Response: The Company has added a description of its sales and revenue generating activities as requested.

7.

We note a portion of the proceeds from the offering will be used to purchase raw materials and make production facility upgrades. Please revise to describe the company’s production capabilities and how the company intends to produce the products of Primo Chalk and Healthy Planet Products.

Response: The Company has updated to include its production facilities.

Market, page 25

8.

We note your disclosure that “the fitness chalk market size is expected to develop revenue and exponential market growth at a remarkable CAGR during the forecast period from 2023–2030.” Please revise to disclose the CAGR or remove this disclosure.

Response: The Company has revised as requested.

Distribution Channels, page 27

9.	We note your disclosure that you plan to “Simplify the MLM model”. Revise to describe how such program will work.

Response: The Company has removed that reference as it will not be part of the business plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Recent Developments, page 32

10.

Please revise your disclosure on page 32 to expand your discussion of the material terms of the Primo Products, LLC and HP Products, LLC letters of intent and include a discussion of any material uncertainties regarding your ability to proceed with the acquisitions and disclose whether the letters of intent are binding.

Response: The Company has updated its disclosures as requested.

Executive Compensation, page 40

11.

We note that your Summary Compensation Table indicates no compensation for your executive officers and directors for the 2023 fiscal year. However, we note your disclosure that on May 30, 2023, directors Duarte and Carter were each issued 10,000,000 shares of common stock for their services. Please include such compensation in your summary table or tell us why you are not required to do so. Additionally, please briefly describe all proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to your executive officers and directors. Refer to Item 11(d) of Part II of Form 1-A.

Response: The Company has updated as requested.

Green Star Products, Inc.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (817) 591-4577. Thank you for your attention to this matter.

Sincerely,

/s/ Dennis Hopkins
By: Dennis Hopkins
Title: CEO & Director